Exhibit 1
February 21, 2006
1. Operating Results as of January 31, 2006
     NIS Group is concentrating on its group strategy, focusing on credit provision for business owners. As for our profit-making integrated financial services, bridge loans for real estate developers (real estate financing: secured loans) are increasing steadily, leading the main asset for SMEs to ¥172,379 million (+ ¥2,122 million month-to-month). In addition, our servicing business, our leasing business, and the businesses of other subsidiaries are growing soundly, and are positioned for further business expansion from the next period onward.
     NIS Group will further seek to meet the expectations of its stakeholders, and maximize corporate and shareholder value.
2. Company Information Session for Individual Investors
     On February 18 and 19, 2006, Nissin Co., Ltd. held a company information session for individual investors in Osaka and Matsuyama for the purpose of further promotion of its strategy. Each investor listened to the presentation in rapt attention.
     Nissin will continue to engage in IR activities in this manner.
     We apologize that the conference was held by invitation only, determined by lot, due to the number of applicants.
(The figures herein are based on Japanese GAAP, are unaudited and may be subject to revision.)
NISSIN CO., LTD SHINJUKU L-TOWER 25F 6-1, NISHI-SHINJUKU 1-CHOME SHINJUKU-KU, TOKYO 163-1525 JAPAN
Tokyo Stock Exchange, First Section (Code:8571) New York Stock Exchange (Trading symbol:NIS)
IR homepage address:http://www.nisgroup.jp/english/ir/
Investor Relations Dept.: TEL: 03-3348-2423, FAX: 03-3348-3905, E-mail: info-ir@nissin-f.co.jp